Pernod Ricard

03 FEB 24 AM 7:21

January 28th, 2003

82-3361

AP/DD/54.2003

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549
USA

SUPPL

For the attention of Mrs Felicia KUNG

Subject : Exemption Request for ADR's under Rule 12g3-2 (b)

03003985

Dear Mrs KUNG,

You will find, here enclosed, a press-release concerning our Company and delivered to the French Market.

Wishing you a good receipt of this document,

Yours sincerely,

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

Antoine PERNOD

Encl. : 1page

dlw 3/3

Pernod Ricard

Pernod Ricard
One-for-four bonus issue

Paris, 28 January 2003 – The board of directors of Pernod Ricard voted on 28 January 2003 to increase the company's share capital by capitalising reserves and issuing one bonus share for every four shares held.

Bonus shares will bear rights from 1 January 2002. They will be allocated to shareholders on 14 February 2003 and will be entitled to an interim dividend of €0.90 per share (plus a tax credit of €0.45), paid out to existing shares on 14 January 2003.

Pernod Ricard's last scrip issue, with a 1:5 ratio, was made in July 1994.

Contacts
Alain-Serge Delaitte / Communication Tel: +33 (0)1 4100-4095
Patrick de Borredon / Investor Relations Tel: +33 (0)1 4100-4171

Visit the Pernod Ricard website at www.pernod-ricard.com